SANDBRIDGE ACQUISITION CORPORATION
1999 Avenue of the Stars, Suite 2088
Los Angeles, CA 90067
June 21, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jason Drory and Celeste Murphy

Re:	Sandbridge Acquisition Corporation Registration Statement on Form S-4 File No. 333-254888

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sandbridge Acquisition Corporation, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 21, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Emily J. Oldshue at (617) 951-7241 or Christopher D. Comeau at (617) 951-7809, each of Ropes & Gray LLP, counsel to the Company, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Ken Suslow
Ken Suslow
Chief Executive Officer

cc:	Emily J. Oldshue, Esq. Christopher D. Comeau, Esq.